ADDENDUM TO EMPLOYMENT CONTRACT FOR CHIEF OPERATING OFFICER

         Aegis Assessments, Inc., a Delaware corporation ("Employer"), located at 1301 Dove Street, Suite 460, Newport Beach, California 92660, and Richard Reincke ("Employee"), in consideration of the mutual promises made herein, and in the Employment Agreement dated May 1, 2002 between the parties (hereinafter the "Employment Agreement"), hereby agree to amend Article 4 of the Employment Agreement as follows:

                       ARTICLE 4. COMPENSATION OF EMPLOYEE

                                  Annual Salary

         Section 4.01. (a) As compensation for the services to be performed hereunder, for the first year of employment Employee shall receive a salary at the rate of $96,000.00 per annum, payable on the first and fifteenth calendar day of each month during the employment term. Following the first year of employment and for the term of this agreement, the salary shall be negotiated annually with the board of directors but shall be no less than 110% of the previous year's salary. In lieu of cash, and from time to time as authorized and approved by the Employer's Board of Directors and accepted by Employee, Employer may compensate Employee with Employer's common stock in lieu of cash salary.

Executed on March 28, 2003, at Newport Beach, California.

EMPLOYER                                     EMPLOYEE
AEGIS ASSESSMENTS, INC.                      /s/ Richard Reincke
By /s/ Eric Johnson
Its: President and
Chief Executive Officer